

UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 27, 2009

*By U.S. Mail and Facsimile to: (212) 403-2381*

William P. Crawford, Jr.
Executive Vice President and General Counsel
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601

> **Re:    The South Financial Group, Inc.**
> **Post-Effective Amendment No. 3 to Registration Statement on**
> **    Form S-3**
> **Filed March 26, 2009**
> **File No. 333-151484**

Dear Mr. Crawford:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 3 to Form S-3

Incorporation of Certain Documents by Reference, page 1

1.    Please revise to incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2008, including all Current Reports filed on Form 8-K. Refer to Item 12(a)(2) of Form S-3.

<u>Exhibit 5.1</u>

2.      We note that the number of shares covered in the legality opinion is inconsistent with the number of shares being registered.  Please revise accordingly.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

                                                Sincerely,


                                                Michael R. Clampitt
                                                Staff Attorney


cc:     Nicholas G. Demmo, Esq.
        Wachtell, Lipton, Rosen & Katz
        *(By facsimile)*